December 21, 2010

John Hartz, Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-4631

Re:	Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the period ended September 30, 2010
File No. 1-34223

Dear Mr. Hartz:

On behalf of Clean Harbors, Inc. (the “Company”), this letter responds to the comment letter dated December 7, 2010 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”), and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010 (the “Q3 2010 Form 10-Q”).

The Company responds as described below to each of the comments in the Comment Letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

General

1.                                      Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

RESPONSE:                          As part of each of the responses to comments below which include additional disclosures or other revisions to be included in future filings, the proposed text of such additional or revised disclosures is included in those responses.  Unless otherwise described below, the Company proposes that the additional or revised disclosures will be made in both future Form 10-K and Form 10-Q filings.

Audited Financial Statements

Note 2 - Significant Accounting Policies, page 65

2.                                      Your disclosures on pages 6-9 indicate that you generate revenue by performing a variety of different services. However, your revenue recognition accounting policy is rather broad and generic. Please revise your accounting policy footnote to provide a more enhanced discussion of your revenue recognition policies for each type of material service that you perform.

RESPONSE:                          The Company will enhance its revenue recognition disclosures in its future Annual Reports on Form 10-K with respect to the revenue recognition policies for each type of material service that the Company performs. As discussed on pages 6-9 in the Company’s 2009 Form 10-K, the Company performs a variety of services but substantially all of the revenue is recognized under the criteria of SEC Staff Accounting Bulletin Topic 13 (SAB 104), “Revenue Recognition.” In order to clarify its revenue recognition policies, the Company proposes to separate the discussion into paragraphs that discuss the revenue recognition policies for the Technical Services, Field Services, Industrial Services, and Exploration Services segments.  Accordingly, the “Revenue Recognition” subsection under “Significant Accounting Policies” of the 2009 Form 10-K will be revised in future Annual Reports on Form 10-K (see marked changes) to read as follows:

Revenue Recognition

The Company provides environmental, energy and industrial services through four segments: Technical Services, Field Services, Industrial Services and Exploration Services. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collection is reasonably assured. Revenue is recognized net of estimated allowances. Due to the nature of the business and the complex invoices that result from the services provided, customers may withhold payments and attempt to renegotiate amounts invoiced. Accordingly, management establishes a revenue allowance to cover the estimated amounts of revenue that may need to be credited to customers’ accounts in future periods. The Company records a provision for revenue allowances based on specific review of particular customers, historical trends and other relevant information.

~~The Company provides a wide range of environmental, energy and industrial services through four segments: Technical Services, Field Services, Industrial Services and Exploration Services. Within Clean Harbors Environmental Services, the Company offers~~ Technical Services ~~and Field Services. Technical Services provide a broad range of~~provides hazardous material management and disposal services ~~including the collection, packaging, recycling, treatment and disposal of hazardous and non-hazardous waste~~. Field Services ~~provide a wide variety of environmental~~provides cleanup services on customer sites or other locations on a scheduled or emergency response basis. ~~Within Clean Harbors Energy and Industrial Services, the Company offers Industrial Services and Exploration Services. Industrial Services provide industrial and specialty services, such as high-pressure and chemical cleaning, catalyst handling, decoking, material processing and industrial lodging services to refineries, chemical plants, pulp and paper mills, and other industrial facilities. Exploration Services provide exploration and directional boring services to the energy sector serving oil and gas exploration, production, and power generation. Revenues for all services with the exception of services for the~~ With the exception of the treatment and disposal of hazardous waste, revenues for all other services are recorded as services are rendered and all the other recognition criteria discussed above have been satisfied. Revenues for treatment and disposal of hazardous waste are ~~recorded as services are rendered. Revenues for disposing of hazardous waste are~~ recognized upon completion of wastewater treatment, final disposition in a landfill ~~disposal~~ or incineration of the waste at ~~a~~ Company-owned ~~site~~sites, or when the waste is shipped to a third party for processing and disposal. Revenues from waste that is not yet completely processed or disposed and the related costs are deferred until services are completed. In addition, revenue is recognized on contracts with retainage when services have been rendered and collectability is reasonably assured.

Industrial Services provides industrial and specialty services. One of such services is lodging, for which revenues are recognized in the period the lodging is used by the customer based on the related lodging agreements. Revenues for all other Industrial Services are recorded as services are rendered and all the other recognition criteria discussed above have been satisfied.

Exploration Services provides exploration and directional boring services to the energy sector serving oil and gas exploration, production, and power generation. Revenues for such services are recorded as services are performed.

3.                                      Please revise your property, plant and equipment accounting policy to explain the nature of camp equipment assets and how they are used in your business.

RESPONSE:                          The Company will disclose in its future Annual Reports on Form 10-K the nature of camp equipment assets and how they are used in the Company’s business by adding to the “Property, Plant and Equipment” subsection of Note 2, “Significant Accounting Policies” of the 2009 Form 10-K. The following disclosure will be added immediately prior to the final paragraph of that subsection;

“Camp equipment consists of industrial lodging facilities that are utilized in the Company’s Industrial Services segment to provide lodging services to companies in the refinery and petrochemical industries.”

4.                                      Please quantify for us the amount of capitalized legal costs as of December 31, 2009 and 2008 associated with the defense of your right to accept certain waste under validly issued permits. Please also tell us the accounting literature you relied upon to support this accounting treatment.

RESPONSE:                          Legal costs that have been capitalized in defense of the Company’s right to accept certain waste at one of the Company’s facilities under validly issued permits for that facility as of December 31, 2009 and 2008 were $3.3 million and $3.0 million, respectively. The Company has consistently applied the policy of capitalizing legal costs based on the guidance below.

In support of our accounting for these capitalized legal costs, the Company references a discussion by the Emerging Issues Task Force (“EITF”) of the Financial Accounting Standards Board (“FASB”) at its January 23, 1997 meeting regarding the accrual of future legal fees. No conclusion was reached at this meeting regarding such treatment. The SEC observer at this meeting stated that accounting policies should be applied consistently and such accounting policies disclosed.  In absence of further guidance from the FASB or SEC, the Company is following the guidance from the SEC staff provided at the January 23, 1997 EITF meeting, which provides for disclosure and consistent application of the Company’s historical policy.

Furthermore, we would analogize the accounting for legal costs in defense of the permits with the concepts in AICPA TIS Section 2260.03 which states in part:  “…FASB Concept No.6, Elements of Financial Statements — a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2), paragraph 247 states ‘…the legal and other costs of successfully defending a patent from infringement are “deferred legal costs”, only in the sense that they are part of the cost of retaining and obtaining the future economic benefit of the patent.’ If defense of the patent lawsuit is successful, costs may be capitalized to the extent of an evident increase in the value of the patent.  Legal costs which relate to an unsuccessful outcome should be expensed.”

If the Company prevails in the legal proceeding referenced above, the value that the Company will receive from the permits will increase in an amount substantially greater than the capitalized legal costs as the facility will be permitted to accept a broader range of hazardous waste.  If the Company does not prevail, the initially capitalized legal costs will be expensed.

Based on the above, the Company believes that the accounting policy has been properly disclosed, consistently applied, and is appropriate.

Note 10 - Financing Arrangements, page 89

5.                                      Please revise your disclosures to describe the specific terms of any material debt covenants associated with your senior secured notes. For any material debt covenants where it is reasonably likely that you may fail the covenant, please also disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. In addition, please disclose, if any, the existence of cross default provisions that could cause issues with other debt agreements absent a waiver.

RESPONSE:                          In order to further clarify the debt covenants for investors, the Company proposes to add the following paragraph towards the end of the description of the “Senior Secured Notes” in Note 10, “Financing Arrangements,” in the Company’s Annual Report on Form 10-K for the year ending December 31, 2010 and subsequent Form 10-K reports:

“The indenture which governs the Company’s senior secured notes contains covenants which restrict, among other matters, the Company’s ability to (i) incur additional debt (except for certain permitted types) unless the pro forma ratio of the Company’s total fixed charges (including interest and certain other obligations) to the Company’s consolidated EBITDA (as defined in the indenture) would exceed 2.25 to 1.0, and (ii) pay dividends on the Company’s common stock and make certain other restricted payments if the aggregate amount of such dividends and other restricted payments paid after the original issuance of the notes would exceed certain amounts based primarily upon 50% of the Company’s consolidated net income earned following the end of the fiscal quarter in which the notes were originally issued.  However, no event of default would arise under the indenture if the Company is unable to comply with such financial criteria in the future. Furthermore, although the indenture does provide for certain events of default which could result in an acceleration of the notes, such events of default are considerably less restrictive than under a normal bank credit agreement.  In particular, if the Company were to default on indebtedness other than the notes, the cross-default provision of the indenture would cause an event of default to arise under the indenture only if the aggregate principal amount of the other indebtedness in default were in excess of $25.0 million and the trustee or the holders of at least 25% of the outstanding notes elect to declare an event of default under the indenture.”

As described under “Revolving Credit Agreement” in Note 10, “Financing Arrangements,” the Company’s current credit agreement for its revolving credit facility contains certain covenants which, if not complied with, could result in acceleration of the indebtedness outstanding under that agreement.  As there described, the credit agreement requires the Company to maintain (i) liquidity (as defined in the agreement) of not less than $50.0 million and (ii) a consolidated fixed charge coverage ratio of not less than 1.00:1. At September 30, 2010, the Company’s actual liquidity was $317 million and the Company’s actual consolidated fixed charge coverage ratio was 4.40:1.  Accordingly, the Company is now in compliance with such covenants, and the Company believes that it is reasonably likely that it will continue to meet such covenants.  The Company advises the Staff that, as required by Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350, in the event that it becomes reasonably likely that the Company will not comply with any material covenant under its credit agreement, it will include in its future filings sufficient information about the ratios to allow readers of the Company’s financial statements to assess the available cushion with respect to such covenants.  Unless the Company determines in the future that such additional disclosure with respect to covenant compliance is needed, the last sentence under “Financing Arrangements” in the MD&A in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 will also be revised for subsequent Form 10-K and 10-Q Reports to read as follows:

“As of [December 31, 2010], we were in compliance with the covenants of all of our debt agreements, and we believe it is reasonably likely that we will continue to meet such covenants.”

Note 18 - Commitments and Contingencies, page 106

6.                                      We note from your disclosures in footnotes eight and nine that you are involved in a number of landfill closure activities, remediation activities and various other environmental regulatory and/or litigation issues. It appears that you describe only a portion of those issues in your legal and administrative proceedings disclosures starting on page 106. Please address the following:

•                  Explain how you determined the regulatory and/or litigation issues to describe in this footnote.

RESPONSE:                          When preparing the disclosure for Note 18, “Commitments and Contingencies,” the Company has endeavored to comply with the requirements described in ASC 450-20-50-3, ASC 410-30-25-4 and Item 103 of Regulation S-K while assessing the need for separate disclosure based on determining if the legal proceeding is material to the financial statements of the Company.

The Company manages and maintains reserves for all legal and administrative proceedings (as described in Note 18) separately and distinctly from the closure and post-closure liabilities (asset retirement obligations) and remedial liabilities described in Notes 8 and 9 of the 2009 Form 10-K (of which most such liabilities do not arise from legal or administrative proceedings).  Because of the nature of the claims involved in most of the legal and administrative proceedings described in Note 18, substantially all of the $28.8 million of reserves disclosed in the second paragraph of Note 18 are also included in the accrued remedial liabilities on the Company’s financial statements and incorporated in the tables in Note 9, “Remedial Liabilities,” although an immaterial amount of reserves associated with such legal and administrative proceedings do not relate to probable remedial liabilities; those other liabilities are therefore recorded under accrued expenses on the Company’s consolidated balance sheets. Note 2, “Significant Accounting Policies,” describes in greater detail the types of liabilities included in the remedial liability reserves.

In particular, Note 2 describes all of the Company’s environmental liabilities and disaggregates between closure and post-closure liabilities (asset retirement obligations) and remedial liabilities and further describes the sub-categories that are incorporated in those two groups. The reserve amounts for each are included in tables in Note 8, “Closure and Post-Closure Liabilities” and Note 9, “Remedial Liabilities.”  Explanations for variances by category are also disclosed in those Notes.

•                 Tell us why you have not provided disclosures about your remediation activities for sites that are material to your remedial liability, for example, the closed incinerator in Bridgeport, NJ and the open treatment facility in San Jose, CA.

RESPONSE:                          Bridgeport, NJ and San Jose, CA do not have any legal and administrative proceedings associated with their sites; all of the liabilities associated with those two sites are remedial in nature.  As discussed in the previous response, Note 18, “Commitments and Contingencies,” discloses only those remedial liabilities that also have pending legal or administrative proceedings, including Superfund liabilities, and that meet the criteria under ASC 450-20-50. The table on page 88 of the 2009 Form 10-K includes both environmental remedial reserves as well as reserves for legal and administrative proceedings and Superfund liabilities.  Within the table on page 88, the Company discloses separately the sites where their total reserve is greater than 5% of the total remedial reserves, which may or may not (in the case of the specific site) include any reserves associated with legal and administrative proceedings.  Currently, the Company is involved in legal and administrative proceedings that relate to only three of the five listed sites, and the Company has recorded reserves associated with such legal and administrative proceedings for only two of those five listed sites. The liabilities associated with Baton Rouge, LA and Mercier, Quebec, include reserves associated with legal and administrative proceedings as well as liabilities that are remedial in nature. As it relates to Eldorado, AR, the liabilities recorded are remedial in nature. The legal and administrative proceedings discussed in Note 18, “Commitments and Contingencies,” are unrelated to the disclosure in Note 9, “Remedial Liabilities,” (see more detail discussed in the next response).

•                 Revise your filing to more fully explain how the amounts presented in this footnote relate to the amounts presented in footnotes eight and nine. For example, you indicate on page 107 that you are indemnified against any damages that you might suffer in connection with CH El Dorado to the extent that such damages are not fully covered by insurance or reserves established at the time of acquisition. However, on page 88, you disclose accrued remedial liabilities of $7.6 million and $684,000 of reasonably possible additional losses related to this site. It is unclear why these liabilities are necessary if you have indemnification for this site.

RESPONSE:                          As described under “CH El Dorado” on page 107, the indemnity provided by the former owner of the CH El Dorado facility relates to claims arising from a fire at the facility on January 2, 2005.  The liability amounts for the CH El Dorado facility included in the remedial liabilities table on page 88 of the 2009 Form 10-K relate to environmental remedial reserves and have nothing to do with the litigation related to the fire (which does not affect the remedial liabilities associated with that facility).

In order to further clarify all of the above issues for investors, the Company has added the following information (see marked changes) to both Note 9, “Remedial Liabilities” and Note 18, “Commitments and Contingencies,” in the Company’s Annual Report on Form 10-K for the year ending December 31, 2009 and will include similar additional information in subsequent Form 10-Q and Form 10-K reports:

2009 Form 10-K — Page 106

Legal and Administrative Proceedings

The Company’s waste management services are regulated by federal, state, provincial and local laws enacted to regulate discharge of materials into the environment, remediation of contaminated soil and groundwater or otherwise protect the environment. This ongoing regulation results in the Company frequently becoming a party to legal or administrative proceedings involving all levels of governmental authorities and other interested parties. The issues involved in such proceedings generally relate to applications for permits and licenses by the Company and conformity with legal requirements, alleged violations of existing permits and licenses, or alleged responsibility arising under federal or state Superfund laws to remediate contamination at properties owned either by the Company or by other parties (“third party sites”) to which either the Company or prior owners of certain of the Company’s facilities shipped wastes.

At December 31, 2009, the Company had recorded $28.8 million of reserves in the Company’s financial statements for actual or ~~potential~~probable liabilities related to the legal and administrative proceedings in which the

Company was then involved, the principal of which are described below, and the Company believes that it is reasonably possible that the amount of such potential liabilities could be as much as $4.7 million more. The Company periodically adjusts the aggregate amount of such reserves when such actual or ~~potential~~probable liabilities are paid or otherwise discharged, new claims arise, or additional relevant information about existing or ~~potential~~ probable claims becomes available. The $28.8 million of reserves consists of (i) $26.1 million related to pending legal or administrative proceedings, including Superfund liabilities, which are included in remedial liabilities on the consolidated balance sheets, and (ii) $2.7 million primarily related to federal and state enforcement actions, which are included in accrued expenses on the consolidated balance sheets. ~~Primarily all of~~The ~~such~~ reasonably possible additional liability amounts resulting from the legal or administrative proceedings discussed below include $3.5 million related to remedial liabilities, and ~~they are~~such $3.5 million is therefore included in the reasonably possible additional liability amounts in the tables under the column heading “Remedial Liabilities (Including Superfund Liabilities) for Non-Landfill Operations” in Note 9, “Remedial Liabilities.”  The remaining $1.2 million of reasonably possible losses relate to federal and state enforcement actions.

2009 Form 10-K - Page 107

CH El Dorado.  In August 2006, the Company purchased all of the outstanding membership interests in Teris LLC (“Teris”) and changed the name of Teris to Clean Harbors El Dorado, LLC (“CH El Dorado”). At the time of the acquisition, Teris was, and CH El Dorado now is, involved in certain legal proceedings arising from a fire on January 2, 2005, at the incineration facility owned and operated by Teris in El Dorado, Arkansas.

CH El Dorado is defending vigorously the claims asserted against Teris in those proceedings, and the Company believes that the resolution of those proceedings related to the fire will not have a material adverse effect on the Company’s financial position, results of operations or cash flows. In addition to CH El Dorado’s defenses to the lawsuits, the Company will be entitled to rely upon an indemnification from the seller of the membership interests in Teris which is contained in the purchase agreement for those interests. Under that agreement, the seller agreed to indemnify (without any deductible amount) the Company against any damages which the Company might suffer as a result of the lawsuits to the extent that such damages are not fully covered by insurance or the reserves which Teris had established on its books prior to the acquisition. The seller’s parent also guaranteed the indemnification obligation of the seller to the Company.

2009 Form 10-K — Page 88

Estimates Based on Amount of Potential Liability (in thousands):

Location	Type of Facility or Site	Remedial Liability	% of Total	Reasonably Possible Additional Losses ~~(1)~~ (2)
Baton Rouge, LA (1)	Closed incinerator and landfill	$37,498	25.8%	$5,279
Bridgeport, NJ	Closed incinerator	28,064	19.3	3,412
Mercier, Quebec (1)	Open incinerator and legal proceedings	13,187	9.0	1,355
El Dorado, AR	Open incinerator	7,609	5.2	684
San Jose, CA	Open treatment, storage, or disposal facilities	9,000	6.2	945
Various (1)	All other incinerators, landfills, wastewater treatment facilities and service centers (31 facilities)	41,693	28.7	9,256
Various (1)	All other Superfund sites (each representing less than 5% of total liabilities) owned by third parties on which wastes generated or shipped by either the Company or the sellers of the CSD assets (or their predecessors) are present (14 sites)	8,435	5.8	862
Total		$145,486	100.0%	$21,793

(1)                                 $26.1 million of the $145.5 million remedial liabilities and $3.5 million of the $21.8 million r~~R~~easonably possible additional losses include estimates of remediation liability related to the legal and administrative proceedings discussed in Note 18, “Commitments and Contingencies,” as well as other such estimated remedial liabilities.

(2)                                 Amounts represent the high end of the range of management’s best estimate of the reasonably possible additional losses.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010

Unaudited Consolidated Financial Statements

Note 2 - Significant Accounting Policies, page 6

7.                                      You performed an interim impairment test for the Exploration Segment as of September 30, 2010 since actual results for this segment during the first nine months of 2010 were less than originally forecast. Please revise your MD&A to explain why the Exploration Segment results were less than forecast, quantify the extent to which the forecast was not met, and the factors you considered in determining that goodwill of $8.7 million associated with this segment was not impaired as of September 30, 2010. In future filings, if any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results or total shareholder’s equity, please provide the following disclosures for each of these reporting units in future filings:

•                 Identify the reporting unit;

•                 The percentage by which fair value exceeds the carrying value as of the most- recent step-one test;

•                 The amount of goodwill;

•                 A discussion of the uncertainty associated with the key assumptions; and

•                 A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

RESPONSE:                          In response to the first paragraph of the Comment Letter, the Company hereby provides the Staff with the following additional information in support of the Company’s belief that, as of September 30, 2010, (i) the estimated fair market value of the Company’s Exploration Services segment exceeded the carrying value of such reporting unit and no impairment in the carrying value of such reporting unit as of that date was therefore appropriate, and (ii) no additional disclosure with respect to the carrying value of the Company’s Exploration Services segment was therefore considered necessary in the Company’s Q3 2010 Form 10-Q.

The results of the Exploration Segment were less than forecast because large contracts that were expected to be consummated during 2010 did not then materialize. These contracts are often for large projects that can be valued from $5-10 million in services, resulting in high variability in revenues over a short period of time.  The lack of these contracts significantly impacted revenue in the first three quarters of 2010.  As a result, revenues and EBITDA for the Exploration Segment were 37% and 14%, respectively, less than originally forecast as of September 30, 2010.

The factors considered in determining that goodwill was not impaired included the following:

•                 During the period prior to the filing of the Q3 2010 Form 10-Q, Exploration Services was awarded several significant contracts. Exploration Services began moving assets into place to begin work on these contracts. The Company anticipates that these contracts should enable Exploration Services to meet forecasts for 2011.

•                 The Company invested in additional equipment for Exploration Services to enhance revenue growth and to service the contracts.

•                 During the period prior to the filing of the Q3 2010 Form 10-Q, several published reports discussed significant investments in exploration activities by multinational companies in the geographic regions served by Exploration Services, particularly in northwestern Canada, resulting in improved industry prospects for exploration services.

•                 Cost improvements due to improved efficiencies as a result of being part of the combined Company are forecasted to improve profitability.

Based on the Company’s impairment testing the valuation of the Exploration Services segment exceeded the carrying value of the net assets by more than 10%.

Based upon results to date, the Company anticipates that the operating results of its Exploration Services segment will be considerably improved during the fourth quarter of 2010, and that there will be no potential impairment of goodwill for that segment.  However, in future filings, if Exploration Services or any of the Company’s other reporting units have estimated fair values that are not substantially in excess of the carrying value and a potential impairment of goodwill could materially impact operating results or total stockholders’ equity, the Company will provide the disclosures noted in the Staff’s comments with respect to the relevant reporting unit or units.  The 2010 Form 10-K will include updated disclosure on performance and impairment testing related to the Exploration Segment.

Company Acknowledgment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•                 the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:                          In connection with this response to the Comment Letter, the Company acknowledges that:

•                 The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                 Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                 The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned should you have any questions or requests for additional information with respect to this response letter.  Thank you for your assistance.

Sincerely,

/s/ James M. Rutledge
James M. Rutledge
Executive Vice President and Chief Financial Officer
(781) 792-5125

cc:	Lisa Etheredge, Staff Accountant
Alan S. McKim, Chief Executive Officer